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The following article is in the November 1997 edition of Con Edison Times, an employee communications newspaper, which was released on November 6, 1997.

                        A Vote for Con  Edison's  Future

     Con Edison has called a special stockholders' meeting for Friday, December 12, at which stockholders will vote on the reorganization of the Company. If you are a stockholder, you will be receiving a proxy shortly that will allow you to vote for or against the reorganization. While it is up to you to decide how you will vote, here is some information you may find valuable in helping you make your decision.

      Under the reorganization plan, the Company would assume a holding company structure, which would benefit the Company's customers, stockholders and employees. Several other utilities have already adopted this structure, including Pacific Gas and Electric, Southern California Edison, Detroit Edison, Commonwealth Edison and San Diego Gas and Electric.

      If approved by holders of 2/3 of the Company's common shares, Con Edison would be restructured with a holding company overseeing four subsidiaries. One of the subsidiaries would be regulated and three would be unregulated. The regulated subsidiary would deliver electricity, natural gas and steam to customers. One of the unregulated subsidiaries, Con Edison Solutions, would be the Company's energy services company. This subsidiary would market electricity, natural gas, oil and energy services throughout the Northeast. A second unregulated subsidiary, Con Edison Development, will seek energy-related investment opportunities throughout the world.

      A third unregulated utility, to be formed early next year, will own and operate generating stations.

      The holding company structure puts Con Edison in the best position to vie for business in the competitive marketplace which will develop over the next few years. It is important to the Company's employees, stockholders and customers that the reorganization be approved.